November 18, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alex King

Re:	Wallbox N.V.

Registration Statement on Form F-3

Filed November 14, 2022

Registration No. 333-268347

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 22, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Wallbox N.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Wallbox N.V.

By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer

cc: Ryan J. Maierson